LOGO OMITTED

                                                           FOR IMMEDIATE RELEASE

                   TURKCELL ILETISIM HIZMETLERI A.S. REPORTS
                          SECOND QUARTER 2003 RESULTS

Seasonally Strong Quarter Affected By Appreciation of The Turkish Lira and Solid
                            Operational Performance

Istanbul, Turkey, August 14, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, announced results as of and for the quarter ended June 30, 2003. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP).

Figures in parentheses following the second quarter operational and financial results refer to the same item in the first quarter of 2003.

Turkcell changes the reporting of EBITDA effective as of the second quarter of 2003. Turkcell will no longer report "pre-FX and post-FX EBITDA" as defined in the 1999 Bank Facility because that reporting requirement was released pursuant to the redemption of the 1999 Bank Facility in the first quarter of 2003. Historic EBITDA figures are recalculated for comparison. Please see page 10 for detailed information.

Highlights of the Quarter

     o Turkcell's financial and operational results were significantly improved due to the appreciation of the Turkish Lira against the US Dollar, seasonality and improved consumer sentiment in the second quarter of 2003.

     o  Revenues increased 19% to US$583.7 million (US$491.1 million)

     o Turkcell maintained its leadership position in the Turkish mobile market in terms of both overall market share and its share of new subscriber acquisitions.

     o Turkcell added approximately 927,000 (589,000) net new subscribers during the second quarter of 2003, increasing the total number of subscribers to 17.2 million (16.3 million) as of June 30, 2003.

     o Blended ARPU increased 14% to US$11.5 (US$10.1) in the second quarter of 2003

     o The Turkish Telecommunication Authority introduced a new regulation on "Access and Interconnection" in line with the EU's telecom legislation.

     o The merger of the two newcomers to the Turkish GSM mobile market was announced in the second quarter of 2003.

Summary of Financial and Operational Data

                                                      Q2 2002   Q1 2003  Q2 2003
Number of total subscribers (million)                    13.8      16.3     17.2
Number of post-paid subscribers (million)                 4.6       4.7      4.7
Number of pre-paid subscribers (million)                  9.2      11.6     12.5
Average revenue per user, blended (US$)                  12.5      10.1     11.5
Average revenue per user, postpaid (US$)                 24.4      20.7     25.5
Average revenue per user, prepaid (US$)                   6.0       5.7      6.1
Churn (%)                                                 3.3       4.5      4.0
Minutes of usage, blended, per month                     57.5      50.8     59.9
Revenue (US$ million)                                   497.5     491.1    583.7
EBITDA* (US$ million)                                   185.6     232.3    217.9
Translation Gain/(Loss) (US$ million)                  (13.6)     (1.1)   (52.5)
Net Income/(Loss) (US$ million)                           5.6      39.5     32.5

All figures are quarterly other than subscriber numbers.
* EBITDA is a non-GAAP financial measure. See page 10 for the reconciliation of EBITDA to net cash used for operating activities.


Comments from the CEO, Muzaffer Akpinar

The second quarter of 2003 has been a period of stabilization for Turkey. After the threat of a prolonged war in Iraq was removed, there was an improvement in most of the macro economic indicators, which had a positive impact on consumer sentiment. Parallel to the improvement in the Turkish business environment, the Turkish Lira significantly appreciated against the US Dollar.

The appreciation of the Turkish Lira had a twofold effect on our financials in the second quarter of 2003. Our revenues were positively affected while our bottom line was negatively impacted by a major translation loss. Neverthless, we posted strong results this quarter primarily due to seasonality and positive consumer sentiment. Our first half results confirm that Turkcell has benefited significantly from the recovery in the Turkish economy.

Despite improved macro economic indicators, current uncertainties within the industry and the Turkish market give us limited visibility as to our year-end targets. In the second quarter of 2003, the Telecommunications Authority introduced the Access and Interconnection Regulation, which requires the interconnection agreements between operators to be renewed by the end of September 2003. This process is currently underway according to procedures set by the Authority. Consolidation in the Turkish mobile industry, on the other hand, may provide for other changes in our operating environment.

As these developments in our industry are completely in line with EU legislation, such as recent regulation on Access and Interconnection, or are a product of normal market dynamics, such as the consolidation, they will likely affect our business results in the short and long-term. However, due to the ongoing process of negotiating the pricing terms of the interconnection agreement and the uncertainties still inherent in the other developments, we are not yet in a position to quantify and state the full impact of the potential outcome on our year-end or long-term results.

Nevertheless, as we are very pleased to announce our improved second quarter results, we hope the rest of 2003 will bring further stability to our economy, providing a more favorable environment for the company. Secondly, in servicing our large subscriber base, we intend to remain focused on our segmentation strategy and accordingly will continue to differentiate our offerings in line with the needs and expectations of our customer base. Overall, we believe that our current assets such as our brand name, large subscriber base, product offerings, quality network and distribution channels, combined with our innovative commercial approach and cost conscious management style, will continue to help ensure our leadership position in the Turkish mobile market.


Overview

Financial Results

Turkcell's financial results were significantly impacted by the appreciation of the Turkish Lira against the US Dollar in the second quarter of 2003. Revenues increased 19% to US$583.7 million (US$491.1 million) primarily due to the appreciation of the Turkish Lira against the US Dollar and the improvement in mobile usage, the increase in the subscriber base and the full impact of the tariff increase in the first quarter of 2003.

However, revenues were negatively impacted by the interconnection dispute with Turk Telekom as Turk Telekom refused to make its monthly interconnection payment to Turkcell for May 2003 and only partially made payment for June 2003. The net impact of the dispute on revenues was US$55.5 million, excluding taxes, for the second quarter of 2003. More information on the Interconnection Dispute with Turk Telekom is given on page 6.

Despite the increase in revenues, EBITDA decreased 6% to US$217.9 million (US$232.3 million) mainly due to the significant translation loss and the negative impact of the interconnection dispute with Turk Telekom on revenues in the second quarter of 2003.

Turkcell incurred a translation loss of US$52.5 million (US$1.1 million) in the second quarter of 2003 due to the appreciation of the Turkish Lira against the US Dollar. As Turkcell carries significant reserves against legal disputes on its balance sheet, and nearly all of the reserves are calculated in Turkish Lira, the appreciation of the Turkish Lira resulted in a translation loss of US$52.5 million in the second quarter of 2003.

Turkcell's net income declined to US$32.5 million (US$39.5 million) in the second quarter of 2003.

Debt Repayment and Cash Position

During the second quarter of 2003, Turkcell paid a total of US$26.5 million of debt in principal and interest. As of June 30, 2003, Turkcell's total outstanding financial debt was reduced to approximately US$1.0 billion from US$1.3 billion at the end of 2002.

As communicated in the Q1 2003 results release, on April 30, 2003 Akbank agreed to extend the maturity of a loan to Turkcell, a total of US$125 million, due in May and June 2003 to be repaid in two equal installments in 2004 and 2005.

In the second half of 2003, Turkcell plans to pay approximately US$154.0 million of outstanding debt, including principal and interest, with cash generated from operations. Turkcell anticipates that it will have no difficulty in meeting its repayment obligations in 2003.

Turkcell's cash position improved in the second quarter of 2003. Turkcell ended the quarter with US$443.8 million (US$308.9 million) in cash. As one of the major mobile operators in its region, Turkcell continuously evaluates local and international investment opportunities in strategic areas such as telecommunications and technology.


Strong Trend in Subscriber Growth Continued

Overall improvement in the Turkish business environment positively impacted Turkcell's acquisition of new subscribers in the second quarter of 2003. As a result, Turkcell increased its customer base by 6% to 17.2 million (16.3 million) during the period. Total new gross additions during the second quarter of 2003 consisted of approximately 92% prepaid and 8% postpaid subscribers. The number of Turkcell's prepaid subscribers increased to 12.5 million (11.6 million) and the number of Turkcell's postpaid subscribers remained stable at
4.7 million (4.7 million) in the second quarter of 2003.

Turkcell believes that it maintained its market leadership position in new subscriber acquisitions in the second quarter of 2003. Turkcell's long-standing market leadership is based on a number of factors such as its well-established brand name, customer-focused approach, nationwide network coverage, extensive distribution channels and large base of existing customers. Turkcell expects to increase its subscriber base in 2003 achieving a modest growth compared to 2002.

Turkcell's acquisition cost per subscriber (SAC) increased 7% to US$24.7 (US$23.1) mainly due to the appreciation of the Turkish Lira against the US Dollar during the second quarter of 2003. SAC remained relatively stable during the quarter as the level of competition was not aggressive in the new subscriber acquisition market.

Usage and ARPU

Turkcell's blended monthly minutes of usage (MoU) increased by 18% to 59.9 minutes (50.8 minutes) in the second quarter of 2003. Seasonality and the improvement in consumer confidence during the quarter positively impacted the mobile usage of its customers.

Both postpaid and prepaid ARPU were positively impacted by the appreciation of the Turkish Lira against the US Dollar and the increase in usage in the second quarter of 2003. The tariff increase of 5% in March 2003 also contributed to the increase in ARPU. As a result, postpaid ARPU increased by 23% to US$25.5 (US$20.7) and prepaid ARPU increased by 7% to US$6.1 (US$5.7) during the period. The increase in prepaid ARPU was limited compared to that of postpaid ARPU as the negative impact of non-payment by Turk Telekom was greater on prepaid ARPU due to a higher proportion of incoming call revenue in prepaid ARPU.

As a result, blended ARPU increased by 14% to US$11.5 (US$10.1) in the second quarter of 2003.


The Competitive Landscape

In the second quarter of 2003, Turkcell maintained its leadership position in the Turkish mobile market in terms of both overall market share and its share of new subscriber acquisitions. Turkcell believes that its strong positive brand image, the wide range and high quality of its product portfolio, its strong distribution channels, and its high-quality network continued to be the key factors in maintaining its leading position in the Turkish mobile market.

The announced merger of the two newcomers to the Turkish GSM mobile market was an important development in the second quarter of 2003 in terms of competition. The merger, announced in May 2003, is yet to be completed and it is still too early to assess the full impact of the merger. However, Turkcell views the consolidation as positive for all operators in the Turkish mobile market and believes that the three player market will continue to be competitive and beneficial from a consumer perspective.

Competition remained focused on price in the second quarter of 2003. However, Turkcell avoided mere tariff cuts despite pressure from the competition. Instead, Turkcell continued to focus on promoting segmented volume and destinationbased incentives while emphasizing its loyalty programs and high quality services.

Turkcell's churn level decreased 11% to 4.0% (4.5%) in the second quarter of 2003. The decrease in churn is mainly due to the relatively lower level of prepaid acquisition in the second half of 2002.

Innovation Continued: Launch of Shubuo

Turkcell's priority remains to focus on its high-value subscriber base and keep its market-leading position in new subscriber additions. Turkcell is also focused on increasing loyalty and usage through innovations such as the recent launch of Shubuo, its new interactive mobile service platform. Shubuo will provide Turkcell's customers with access to quality content while creating a new medium for consumer brands to promote their goods and services.

Shubuo mainly aims to build communities around areas of interest, surprise and entertain these communities with benefits and events and create a mobile value chain for other content and consumer brands by aggregating those different communities on mobile media.

The launch of Shubuo is another example of Turkcell's continuous efforts to create value through the use of mobile technology in Turkey. Turkcell competes on innovation and service differentiation, rather than on price, to create value in the mobile market. Turkcell intends to maintain its leading position in the market by providing customers with high quality innovative services.


Key Developments In Legal Issues and Regulatory Environment

Interconnection Dispute with Turk Telekom:

In November 2000, Turk Telekom demanded that Turkcell share all interconnection fees equally with Turk Telekom going forward and retrospectively from April 1998 as a result of the favorable decision obtained by the Turkish Electrical Engineer's Society in its lawsuit against Turk Telekom filed with the Ankara Ninth Administrative Court in October 2000. In that lawsuit, the Turkish Electrical Engineer's Society claimed that the interconnection fee regime set out in the Interconnection Agreement ("Agreement") signed between Turkcell and Turk Telekom on April 24, 1998, violated public policy. There are two pending lawsuits filed by Turkcell against Turk Telekom in the Turkish Commercial Courts.

In June 2003, Turk Telekom stopped making monthly interconnection payments to Turkcell after the injunction ensuring the continuation of the monthly payments under the Agreement was lifted. However, on July 17, 2003, the Ankara Seventh Commercial Court decided that the terms of the Agreement should remain in effect until the parties reach a new interconnection agreement.

On July 31, 2003, Turk Telekom partially resumed its monthly interconnection payments to Turkcell under the Agreement and paid TL 39.5 trillion (approximately US$27.8 million) for June 2003. However, Turkcell believes that this amount is substantially lower than the amount that Turk Telekom should have paid under the Agreement. Although the basis for the calculation by Turk Telekom is not clear to Turkcell, it violates the decision by the Ankara Seventh Commercial Court of July 17, 2003 that the terms of the Agreement should remain in effect until the parties reach a new interconnection agreement. Turkcell has initiated the necessary legal action against Turk Telekom.

Additionally, Turkcell is currently engaged in negotiations with Turk Telekom to conclude the new Interconnection Agreement as required by the Access and Interconnection Regulation recently introduced. The new regulation directs that the interconnection tariffs should be based on the cost bases of the signing parties. The Access and Interconnection Regulation brings improvements to the Turkish mobile market in line with EU standards. The regulation sets the legal guidelines for new areas such as site-sharing and number portability and introduces new concepts such as "significant market power". Sub-regulations are expected to provide further guidance on these new areas and concepts.


Capex: Year-End Target Revised

Turkcell spent US$39.1 million (US$50.6 million) on capex in the second quarter of 2003, bringing the year to date total capex to US$89.7 million.

Turkcell has revised its year-end target to US$200 million from the original US$150 million. Turkcell's capex will be higher than expected mainly due to the appreciation of the Swedish Krona against the US Dollar, software purchases and the installation of additional base stations to some selected densely populated urban areas.


International Operations

Fintur's GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added approximately 158,000 (113,000) new subscribers in the second quarter of 2003, bringing the total subscriber numbers to approximately 1.9 million (1.7 million) subscribers as of June 30, 2003. The combined revenue for the business was US$78 million (US$65 million) for the second quarter of 2003 and the business was EBITDA positive in all countries. Turkcell owns 41.45% of Fintur and accounts for its investment in Fintur using the equity method.


Financial and Operational Review

The following discussion focuses principally on the developments and trends in Turkcell's business in the second quarter of 2003 compared to the first quarter of 2003. For your information, selected financial information for the second quarter of 2002 is included at the end of this press release.

1.SUBSCRIBERS

Turkcell acquired approximately 927,000 (589,000) net new subscribers in the second quarter of 2003. New gross subscribers acquired in the second quarter of 2003 consisted of 92% prepaid and 8% postpaid subscribers. Turkcell's subscriber base increased 6% to 17.2 million (16.3 million) at June 30, 2003.

The overall subscriber base at June 30, 2003 consisted of 12.5 million prepaid and 4.7 million postpaid subscribers.

2.REVENUES

Revenues increased 19% to US$583.7 million (US$491.1 million) primarily due to the appreciation of the Turkish Lira against the US Dollar and the improvement in mobile usage, the increase in the subscriber base and the full impact of the tariff increase in the first quarter of 2003.

However, revenues were negatively impacted by the interconnection dispute with Turk Telekom as Turk Telekom refused to make its monthly interconnection payment to Turkcell for May 2003 and only partially made payment for June 2003. The net impact of the dispute on revenues was US$55.5 million excluding taxes for the second quarter of 2003.

3.ARPU

Both postpaid and prepaid ARPU were positively impacted by the appreciation of the Turkish Lira against the US Dollar and the increase in usage in the second quarter of 2003. The tariff increase of 5% in March 2003 also contributed to the increase in ARPU. As a result, postpaid ARPU increased by 23% to US$25.5 (US$20.7) and prepaid ARPU increased by 7% to US$6.1 (US$5.7) during the period. The increase in prepaid ARPU was limited compared to that of postpaid ARPU as the negative impact of non-payment by Turk Telekom was greater on prepaid ARPU due to a higher proportion of incoming call revenue in prepaid ARPU.

As a result, blended ARPU increased by 14% to US$11.5 (US$10.1) in the second quarter of 2003.


4.MoU

Turkcell's blended monthly minutes of usage (MoU) increased by 18% to 59.9 minutes (50.8 minutes) in the second quarter of 2003. Seasonality and the improvement in consumer confidence during the quarter positively impacted the mobile usage of its customers.


5.EBITDA

EBITDA decreased 6% to US$217.9 million (US$232.3 million) mainly due to the significant translation loss and the negative impact of the interconnection dispute with Turk Telekom on revenues in the second quarter of 2003.


6.TRANSLATION LOSS

Turkcell incurred a translation loss of US$52.5 million (US$1.1 million) in the second quarter of 2003 due to the appreciation of the Turkish Lira against the US

Dollar. As Turkcell carries significant reserves against legal disputes on its balance sheet, and nearly all of the reserves are calculated in Turkish Lira, the appreciation of the Turkish Lira resulted in a translation loss of US$52.5 million in the second quarter of 2003.


7.CHURN RATE

Churn refers to disconnected subscribers, both voluntary and involuntary. For the second quarter of 2003, Turkcell disconnected approximately 47,000 subscribers for non-payment of bills. Turkcell's quarterly churn rate decreased 11% to 4.0% (4.5%) in the second quarter of 2003.

Turkcell believes that it has an adequate bad debt provision in its financial statements for such non-payments and disconnections.


8.PROFIT & LOSS AND BALANCE SHEET STATEMENTS

Net income

Turkcell posted net income of US$32.5 million (US$39.5 million) for the second quarter of 2003. The decrease in net income was due to the significant translation loss and the negative impact of the interconnection dispute with Turk Telekom.

Direct cost of revenues

Direct cost of revenues increased 11% to US$363.6 million (US$326.7 million) for the second quarter of 2003. Direct cost of revenues increased mainly due to the increase in treasury share and interconnection expenses in line with the increase in revenues.

Depreciation and amortization

Depreciation and amortization expenses remained almost stable at US$104.9 million (US$105.1 million) for the second quarter of 2003.

Selling and marketing expenses

Selling and marketing expenses increased 18% to US$57.7 million (US$49.0 million) in the second quarter of 2003 mainly due to the increase in media and advertising expenses, the appreciation of the Turkish Lira against the US Dollar and the increase in sales promotion and activation costs fuelled by higher gross subscriber additions.

Acquisition cost per subscriber increased slightly to US$24.7 (US$23.1) in the second quarter of 2003.

General and administrative expenses

General and administrative expenses increased 20% to US$26.6 million (US$22.2 million) for the second quarter of 2003 mainly due to a one-time legal fees and charges.

Bad debt expense, before deducting collections, as a percentage of revenues, was 1.4% (2.6%) for the first quarter of 2003.


Equity in net income of unconsolidated investees

Equity in net income of unconsolidated investees was US$4.3 million (US$2.2 million) for the second quarter of 2003.

Equity in net income/(loss) of unconsolidated investees figure is not comparable to the previous year's figure as the business area and ownership of Fintur has changed due to the restructuring of Fintur completed in August 2002.

Net interest expense

Net interest expense remained almost stable at US$59.6 million (US$60.2 million) for the second quarter of 2003.

Total assets

In the second quarter of 2003, Turkcell's total assets increased by 8% to US$3,327.2 million (US$3,071.9 million) at June 30, 2003.

Capex

Capital expenditures in the second quarter of 2003 were US$39.1 million (US$50.6 million).

Debt

As of June 30, 2003, Turkcell had a total indebtedness of US$1,034.9 million (US$1,048.9 million).


Reconciliation of Non-GAAP Financial Measures

The SEC recently adopted new rules regarding the use of non-GAAP financial measures. We believe that EBITDA, a measure commonly used in the telecommunications industry, can enhance the understanding of our operating results. We are continuing to monitor developments in the interpretation of these new rules and will make adjustments to the use of non-GAAP measures as may be required.

EBITDA equals net income (loss) before depreciation and amortization, interest expense and income tax benefit (expense). EBITDA is not a measurement of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

                                                                   Q2 02       Q1 03      Q2 03
                                                                   -----       -----      -----
EBITDA                                                             185.6       232.3      217.9
       Minority interest                                               -         0.4        0.3
       Equity in net (income) loss of unconsolidated investees      (4.3)        2.2        4.3
       Interest expense                                            (77.3)      (87.7)     (80.6)
       Net increase (decrease) in assets and liabilities          (160.1)       74.2       70.6
       Income Tax Charge                                               -           -          -
       Gain on Sale of Investment                                      -           -          -
Net cash used for operating activities                             (47.5)      216.2      203.4


Forward Looking Statements

This release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe" or "continue."


Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

                       TURKCELL ILETISIM HIZMETLERI A.S.
                               SELECTED FINANCIALS

                                                              Quarter Ended   Quarter Ended     Quarter Ended
                                                                 June 30,        March 31,        June 30,
                                                                   2002            2003             2003
                                                              -------------   -------------     -------------
Consolidated Statement of Operations Data
 Revenues
     Communication fees                                              483.0           475.9            567.2
     Monthly fixed fees                                               10.9             9.0             10.2
     Subscription fees                                                   -               -                -
     SIM card sales                                                    1.5             4.3              4.0
     Call center revenues                                              2.0             1.6              1.6
     Other                                                             0.1             0.3              0.7
Total revenues                                                       497.5           491.1            583.7
Direct cost of revenues                                             (343.4)         (326.7)          (363.6)
                                                              -------------   -------------     -------------
Gross profit                                                         154.1           164.4            220.1
    General & administrative expenses                                (27.1)          (22.2)           (26.6)
    Selling & marketing  expenses                                    (53.1)          (49.0)           (57.7)
                                                              -------------   -------------     -------------
Income  from operations                                               73.9            93.2            135.8
Income  from related parties , net                                     0.1             2.0              0.6
Net interest expense                                                 (53.3)          (60.2)           (59.6)

Other Income , net                                                     2.8             3.0              3.6
Equity in net income (loss) of unconsolidated investees               (4.3)            2.2              4.3
Minority interest                                                        -             0.4              0.3
Translation  Loss                                                    (13.6)           (1.1)           (52.5)
                                                              -------------   -------------     -------------
Income before taxes                                                    5.6            39.5             32.5
Income tax benefit ( expense )                                           -               -                -
                                                              -------------   -------------     -------------
Net income                                                             5.6            39.5             32.5
                                                              =============   =============     =============
Net income per share                                              0.000012        0.000079         0.000065

Other Financial Data

Gross margin                                                         31.0%           33.5%            37.7%
EBITDA(*)                                                            185.6           232.3            217.9
EBITDA margin                                                        37.3%           47.3%            37.3%
Capital expenditures                                                  20.7            50.6             39.1

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents                                            167.8           308.9            443.8
Total assets                                                       3,332.1         3,071.9          3,327.2
Long term debt                                                     1,046.4           922.7            830.6
Total debt                                                         1,510.2         1,048.9          1,034.9
Total liabilities                                                  2,041.0         1,701.3          1,923.7
Total shareholders' equity / Net Assets                            1,291.1         1,370.6          1,403.5
Capital stock                                                        636.1           636.1            636.1

Consolidated Cash Flow Information
Net cash (used in) provided by operating activities                  (47.5)          216.2            203.4
Net cash used in by investing activities                             (20.6)          (60.1)           (55.6)
Net cash used in by financing activities                             (53.7)         (241.2)           (13.0)

* Please refer to the notes on reconciliation of Non-GAAP financial measures on page 10

                        TURKCELLILETISIM HIZMETLERI A.S.
                               SELECTED FINANCIALS

                                                                   Half Ended     Half Ended
                                                                    June 30,       June 30,
                                                                      2002           2003
                                                                   ----------     -----------
Consolidated Statement of Operations Data
 Revenues
     Communication fees                                                900.3        1,043.1
     Monthly fixed fees                                                 22.3           19.2
     Subscription fees                                                     -              -
     SIM card sales                                                      7.3            8.3
     Call center revenues                                                4.5            3.2
     Other                                                               0.3            1.0
Total revenues                                                         934.7        1,074.8
Direct cost of revenues                                               (656.1)        (690.3)
                                                                   ----------     -----------
Gross profit                                                           278.6          384.5
    General & administrative expenses                                  (52.3)         (48.8)
    Selling & marketing  expenses                                      (97.9)        (106.7)
                                                                   ----------     -----------

Income  from operations                                                128.4          229.0
Income from related parties , net                                        0.1            2.6
Net interest expense                                                   (94.0)        (119.8)
Other Income, net                                                        5.5            6.6
Equity in net income (loss) of unconsolidated investees                (23.6)           6.5
Minority interest                                                        0.1            0.7
Translation Loss                                                       (10.3)         (53.6)
                                                                   ----------     -----------
Income before taxes                                                      6.2           72.0
Income tax benefit ( expense )                                             -              -
                                                                   ----------     -----------
Net income                                                               6.1           72.0
                                                                   ==========     ===========
Net income ( loss ) per share                                       0.000010       0.000144

Other Financial Data

Gross margin                                                           29.8%          35.8%
EBITDA(*)                                                              362.3          450.2
EBITDA margin                                                          38.8%          41.9%
Capital expenditures                                                    33.7           89.7

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents                                              167.8          443.8
Total assets                                                         3,332.1        3,327.2
Long term debt                                                       1,046.4          830.6
Total debt                                                           1,510.2        1,034.9
Total liabilities                                                    2,041.0        1,923.7
Total shareholders' equity / Net Assets                              1,291.1        1,403.5
Capital stock                                                          636.1          636.1

Consolidated Cash Flow Information
Net cash provided by operating activities                               79.9          419.6
Net cash used in by investing activities                               (33.7)        (115.7)
Net cash used in by financing activities                              (121.5)        (254.2)

* Please refer to the notes on reconciliation of Non-GAAP financial measures on page 10

SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TURKCELL ILETISIM HIZMETLERI A.S.


Date:    August 18, 2003                  By:  /s/ MUZAFFER AKPINAR
                                               -----------------------
                                               Name:  Muzaffer Akpinar
                                               Title: Chief Executive Officer